FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2012

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant's Investors' presentation filed with the Israeli Securities Authority.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  November 19, 2012

3

IDB

ELRON

**Investors Presentation**
**November 2012**

ELRON

Forward-Looking Information
This presentation is for information purposes only. By this presentation, Elron does not intend to solicit offers to purchase its securities and the presentation does not constitute an invitation to receive such offers. Elron may make improvements and/or changes in the features or content presented herein at any time. Elron shall not be liable for any loss, claim, liability or damage of any kind resulting from the investor's reliance on or reference to any detail, fact or opinion presented herein. The presentation is not intended to provide a comprehensive description of Elron's activities, and Elron urges investors to consider the information presented herein in conjunction with its public filings including its annual and other periodic reports. Nothing in this presentation should be considered "investment advice", as defined in the Regulation of Investment Advice, Investment
Marketing and Portfolio Management Law, 1995.

Certain statements made over the course of this presentation may be forward-looking in nature, as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel
Securities Law, 5728-1968. Such forward-looking statements involve known and unknown risks, uncertainties, forecasts, assessments, estimates or other information, which relates to a future event or matter whose occurrence is not certain and which is not within the sole control of Elron, and other factors which may cause the actual results, performance and achievements of Elron to be materially different from any future results, performance and achievements implied by such forward-looking statements. These forward looking statements are not proved facts and are based on Elron's subjective assessments which rely on analysis of general information, public publications, researches and reviews, which do not include any liability as to the accurateness or completeness of the information contained there and their accurateness hasn't been examined by Elron. The realization of these forward looking statements will be affected by factors that cannot be assessed in advance and which are not within the control of Elron. Elron assumes no obligation to update the information in this presentation and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

▪ GIVEN IMAGING: Net income increased 58% to $6.0 million,
 compared to $3.8 million in the same quarter of last year.
▪ GIVEN IMAGING plans to submit the PillCam COLON 2 capsule for
 FDA clearance by the end of the year.
▪ RDC, Elron’s and Rafael’s jointly held subsidiary, signed a term sheet for the sale of SYNC-RX for $17.25 million.
▪ In July 2012 Elron distributed a $15 million cash dividend to its shareholders.
▪ Elron and RDC invested approximately $10 million in group
 companies during the quarter.
▪ Elron completed its first investment in CARTIHEAL, which is developing an innovative technology for treating cartilage and osteochondral defects.
▪ Cash at the end of the quarter totaled approximately $25.2 million.

3DV Systems
013 netvision
MEDINGO
Teledata NETWORKS
safend
WAVION

ELRON

Sale of company to
Alvarion for $30m
Sale of company to Wave
Systems Corp for $13m
Sale of assets to
Microsoft for $35m
Sale of holdings to
Discount Investment
Corp and Clal Industries
and Investments for
$60m
Sale of company to
Enablence for $50m
Sale of company to Roche
for $179m
June 2009 October 2009 May 2010 June 2010 September 2011 November 2011

MAJOR EXITS >
During the last three years Elron led exits
amounting to ~$400m in the aggregate
During the last three years Elron led exits
amounting to ~$400m in the aggregate

ELRON
IDB

# $150m

invested in med-tech companies
during the last 5 years

ELRON

ELRON > MED TECH

IDB

GIVEN IMAGING

POCARED Diagnostics

BrainsGate

kyma

SmartWave MEDICAL

NuLens

CartiHeal

Sync-Rx

NOTAL VISION™

Your Sight is Our Vision

ELRON

GROUP COMPANIES / MED-TECH:
ELRON > MED TECH

THE WAY WE WORK > ACTIVE MANAGEMENT
▪FOCUS on investments in which we can exert significant influence and take an active role in their management.
▪LEVERAGE KNOW-HOW, EXPERTISE, AND NETWORK of global
partners to identify and realize opportunities.
▪SEEK A LEAD SHAREHOLDER POSITION in core assets and invest in companies with significant exit potential.
▪Invest in companies with DISRUPTIVE TECHNOLOGIES.
▪BUILD VALUE of group companies by providing guidance in
technology advancement, creating global strategic partnerships, and raising capital.

POCARED Diagnostics

Increased holdings from 32% to 41%

BrainsGate

Increased holdings from 23% to 30%

kyma

New investment through RDC (73%)

SmartWave

New investment through RDC (100%)

CartiHeal

New investment July 2012 (23%)

IDB

ELRON

MAIN INVESTMENTS 2011 -2012>

GROUP COMPANIES OVERVIEW

▪ Elron’s holding: 30%
▪ Device for treating ischemic stroke in 24 hour window
 post symptom onset, as opposed to treatment with the
 tPA protein which is only approved for use during a
 window that lasts just several hours
▪ Electrical stimulation of SPG (a nerve center located
 behind the nasal cavity) to increase blood flow to the
 brain using a miniature implantable electrode; minimally
 invasive
▪ Main partners: Johnson & Johnson, Boston Scientific,
 Pitango
▪ ~$70m have been invested to date, of which ~$21m by
 Elron

BrainsGate

The direct cost of strokes in the US amounted to

# $73.7

billion in 2010

**15** million people suffer from strokes in the western hemisphere each year

**5%** of stroke victims receive treatment in the limited 3-4.5 hour window

**>** Ischemic stroke is the number one cause of severe long term disability

IDB

ELRON

Sources: World Health Organization website:
http://www.who.int/cardiovascular_diseases/en/cvd_atlas_15_burden_stroke.pdf.
American Heart Association: Heart Disease and Stroke Statistics - 2010 Update.

# BrainsGate

- To date, BrainsGate has enrolled 205 patients at 60 medical centers worldwide.

> **BrainsGate expects to complete the clinical trial during 2013, upon completion of the trial on 450 patients.**

IDB

ELRON

▪ BrainsGate conducted a clinical trial on approximately 300 patients, whose results strengthen the assessment that BrainsGate’s treatment has a considerable clinical effect, which is stronger than the effect found in current treatments.
▪ Since June 2011, BrainsGate has been enrolling patients in an additional clinical study to prove its treatment’s efficacy.

▪ Innovative real-time and automated system for infectious
 diseases diagnosis using optical technology
▪ The system’s first application is diagnosis of urinary tract infection (UTI)
▪ The system is designed for use by major microbiological
 laboratories and hospitals, as an alternative to the current microbiological diagnostic method of growing pathogen
 cultures, which is manual, lengthy and expensive
▪ Elron’s holding: 41%
▪ Main partner: SCP Vitalife
▪ ~$57m have been invested to date, of which ~$23m by
 Elron

POCARED Diagnostics

The global microbiology diagnostic market is expected to total approximately

**3** Billion US $ in 2012

**125** million urine cultures are performed each year worldwide

**70%** of urine cultures return with negative results, after antibiotics have been unnecessarily administered

IDB

ELRON

Sources: Venture Planning 2006 Automated Microbiology Report. Interviews conducted by Pocared with leading microbiology laboratories managers. Frost & Sullivan - U.S. Diagnostics Markets, December
2006, European IVD Market, September 2006’ Frost & Sullivan Global IVD Market Outlook, May 2005

POCARED Diagnostics

- In December 2011, the company received CE certification.
- The company expects to complete the FDA trial during 2013.

IDB

ELRON

▪ Sample collection for the company’s FDA trial will begin after it completes suiting the sample processing procedure to the
 system’s diagnostic method.
▪ During the third quarter of 2011, Elron increased its holding in the company after purchasing another shareholder’s shares and completing another payment in the current capital raising.
▪ Elron’s holding in Pocared is currently ~41%.

Strategic partnership between Elron and Rafael, through a jointly owned subsidiary, that has access to state of the art technologies developed by Rafael and exclusive rights to commercialize them
Rafael - Advanced Defense Systems develops &
manufactures state of the art armaments for the
Israel Defense Forces and Israel’s defense systems,
and has broad international business activities.
The company is considered a world leader in various
technology fields, such as image processing,
navigation, armored protection, electro-optics and
micro-mechanics, and invests over NIS 500 million
each year in R&D.
Incubating and developing companies and
ventures based on or benefiting from Rafael’s
development and technology

Maximum Inflation
X-Ray
Angiograms

- In July RDC signed a term sheet for the sale of Sync-Rx for $17.25 million.

▪ An investment through RDC, Elron’s and Rafael’s jointly
 held company.
▪ RDC’s holding: 87%
▪ The company developed an online image processing
 system designed to optimize and facilitate coronary
 catheterizations, from device positioning, to
 deployment, and post-deployment analysis.
▪ FDA-cleared and CE-certified.
▪ Version 1 was released at the end of 2010. Version 2
 was released in Q4 2011.

ELRO

SmartWave MEDICAL

- Miniature implantable atrial defibrillator, under development.

- SmartWave's device is expected to slow down disease progression, and improve patient quality of life.

> **The company completed pre-clinical trials and is preparing to commence clinical trials at the beginning of 2013.**

RDC

ELRON

▪ The defibrillator immediately and automatically detects and terminates atrial fibrillation (AF) episodes (a type of irregular heartbeat), without the need for hospitalization.
▪ The device delivers electrical pulses to restore the heart’s normal rhythm (electrical cardioversion).
▪ RDC’s holding: 100%
▪ ~$1.5m have been invested to date
▪ Thanks to the application of a unique waveform, the device terminates AF episodes with minimal patient discomfort.
▪ Current treatments include: drug therapy, which is often ineffective and has numerous side effects; cardiac ablation, which requires hospitalization & sedation, and more often than not does not prevent recurrence of the disease shortly after.
SmartWave’s clinical advantage:

SmartWave MEDICAL

The estimated direct cost of AF in the U.S. in 2008 amounted to approximately

# 26

Billion US $

> There is currently no other implantable atrial defibrillator.

RDC

ELRON

American Heart Association: Heart Disease and Stroke Statistics - 2012 Update

▪ Develops implants for repairing cartilage and osteochondral defects in loadbearing joints, such as the knee and ankle.
▪ CartiHeal's first product is indicated for treatment of cartilage defects in the knee.
▪ Pre-clinical and clinical trials on the first product have demonstrated the regeneration of true hyaline cartilage.
▪ Main partners: Accelmed (owned by Mori Arkin) and Access Medical
 Ventures.
▪ In July Elron completed its first investment in the company in consideration for 23% of the company.
▪ The implant's unique structure, comprising a coral scaffold with biological modifications, causes the implant to biodegrade, and promotes the regeneration of native cartilage in its place.
▪ No current treatment has succeeded in regenerating native cartilage.
▪ Existing regeneration treatments have succeeded in regenerating
 “hyaline-like” cartilage only, which has limited loadbearing capabilities.
CartiHeal’s clinical advantage:

CartiHeal

NEW ELRON

# 35

Million people in the U.S. alone suffer from cartilage injuries

**The cartilage repair market is expected to exceed $3 billion**

IDB

ELRON

BioMedGPS, 2012; Medtech Insight, January 2011

GIVEN IMAGING

ELRO

Pillcam
ESO
Pillcam

IDB

ELRON

▪ The company recently had a meeting with the FDA to discuss the process for market clearance of the PillCam COLON 2 capsule for the visualization of the colon.
▪ Based on the meeting, the company plans to submit this product for FDA clearance by the end of the year under the direct de novo route.
▪ In September, the company announced that it filed for PillCam COLON 2 regulatory approval in Japan. The submission to the Japanese Pharmaceuticals and Medical
 Devices Agency (PMDA) includes the results of the PillCam COLON 2 pivotal clinical trial which was designed to evaluate the PillCam COLON 2 as a tool to visualize the mucosal layer of the colon for pathologies including colorectal cancer.
▪ Operating profit was $6.5 million, compared to $4.1 million in the third quarter of
 2011.
▪ Net income increased 58% to $6.0 million, or $0.19 per share, compared to $3.8 million, or $0.12 per share, in the same quarter of last year.
▪ Revenues were $45.4 million in the third quarter of 2012, compared to $44.7 million in the third quarter of 2011.
▪ Excluding the negative impact of foreign currency translation, third quarter 2012 revenues were $46.3 million, a 4% increase compared to the same period last year.
Highlights of Q3/2012 Results:

ELRON > FINANCIAL DATA
ELRON > FINANCIAL DATA
Effective Public Holdings (Market value as of November 11, 2012)	($m)
Given Imaging	154.8
Other holdings	0.3
Total Public Holdings	155.1
Private Holdings (Book value as of September 30, 2012)
Pocared	2.8
BrainsGate	3.4
Other holdings 1	30.2
Total Private Holdings	36.4
Financial Assets, net (as of September 30, 2012)	2.5
Debt (as of September 30, 2012)	(4.0)
Cash (as of September 30, 2012)	29.1
TOTAL 2	219.1
Price per share on TASE (in $) (as of November 9, 2012)	4.8
Elron’s Market Value (as of November 9, 2012)	142.4
1 Mainly Jordan Valley which is recorded as an available for sale investment at fair value.
2 The above financial data is based on publicly available information and does not represent a valuation, investment advice, or a financial opinion of any kind.

50

years of technology
Innovation

Elbit Systems ZORAN MEDINGO orange 013 netvision orbotech

ELRON

▪ Elron was established in 1962 by Uzia Galil in order to develop the
 Israeli hi-tech industry.
▪ In 1975, the company listed on the Tel Aviv Stock Exchange under the symbol ELRN.
▪ Over the past five decades, the company has been instrumental in building groundbreaking Israeli hi-tech companies.
▪ Proven track record of identifying, building, and exiting companies:
 Elron’s exit record in the last three years totaled approximately $400 million, of which the Elron group’s proceeds were approximately $250 million.
▪ Elron successes include successful technology companies that became leaders in their fields in both Israeli and global markets, such as:
▪ Elron is led by an experienced team with hands-on capabilities and access to quality deal flow, and a broad business development platform spanning major global med-tech companies.
Israel Prize recipient
Uzia Galil: Elron founder

info@elron.com